FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
                1934, Section 17(a) of the Public Utility Holding
   Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person*
                  Robert M. MacTarnahan
                  11416 SW Lynnridge Avenue
                  Portland, OR  97225

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

4.       Statement for Month/Year
                  08/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  /   /    Officer (give title below)
                                    -----------------------------
                  /X/      10% Owner
                  /   /    Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
              (i)    Common Stock
              (ii)   Common Stock
              (iii)  Common Stock
              (iv)   Common Stock
              (v)    Common Stock
              (vi)   Common Stock

2.       Transaction Date(s) (Month/Day/Year)
              (i)    08/09/01
              (ii)   08/09/01
              (iii)
              (iv)
              (v)
              (vi)


3.       Transaction Code (Instr. 8)
              (i)    Code: P
                     V:

              (ii)   Code: P
                     V:

              (iii)  Code:
                     V:

              (iv)   Code:
                     V:

              (v)    Code:
                     V:

              (vi)   Code:
                     V:


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

              (i)    Amount: 1,120,243.2
                     (A) or (D): A
                     Price: $.25 per share (1)

              (ii)   Amount: 991,730.1
                     (A) or (D): A
                     Price: $.25 per share (1)

              (iii)  Amount:
                     (A) or (D):
                     Price:

              (iv)   Amount:
                     (A) or (D):
                     Price:

              (v)    Amount:
                     (A) or (D):
                     Price:

              (vi)   Amount:
                     (A) or (D):
                     Price:


5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)

              (i)    1,120,243.2
              (ii)   991,730.1
              (iii)  228,415.5
              (iv)   228,415.5
              (v)    765,162
              (vi)   73,335

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
              (i)    I
              (ii)   I
              (iii)  I
              (iv)   I
              (v)    I
              (vi)   I

7.       Nature of Indirect Beneficial Ownership (Instr. 4)

              (i) Reporting Person has an interest in Harmer Mill & Logging Supply Co. (2)
              (ii) Reporting Person has an interest in MacTarnahan Limited Partnership (3)
              (iii) Reporting Person has an interest in R.M. MacTarnahan Trust, which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust (4)
              (iv) Reporting Person has an interest in Ruth A. MacTarnahan Trust, which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust (4)
              (v) Reporting Person has an interest in Harmer Mill & Logging Supply Co., which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust
              (vi) Reporting Person has an interest in Black Lake Investments, which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
              (i)    Series A Preferred Stock (5)
              (ii)   Options to purchase Common Stock
              (iii)  Options to purchase Common Stock
              (iv)   Warrant to purchase Common Stock

2.       Conversion or Exercise Price of Derivative Security
              (i) 100 shares of Common Stock for 1 share of Series A Preferred Stock
              (ii)   $5.333
              (iii)  $5.333
              (iv)   $3.333

3.       Transaction Date (Month/Day/Year)
              (i)
              (ii)
              (iii)
              (iv)

4.       Transaction Code (Instr. 8)
              (i)    Code:
                     V:

              (ii)   Code:
                     V:

              (iii)  Code:
                     V:

              (iv)   Code:
                     V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
              (i)
              (ii)
              (iii)
              (iv)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
              (i)    Date Exercisable: 02/25/04
                     Expiration Date:  02/25/04

              (ii)   Date Exercisable: 08/26/94
                     Expiration Date:  08/26/04

              (iii)  Date Exercisable: 08/26/94
                     Expiration Date:  08/26/04

              (iv)   Date Exercisable: Currently exercisable
                     Expiration Date:  12/31/02


7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
              (i)    Title: Common Stock
                     Amount of Shares:  288,500

              (ii)   Title: Common Stock
                     Amount of Shares:  3,000

              (iii)  Title: Common Stock
                     Amount of Shares:  3,000

              (iv)   Title: Common Stock
                     Amount of Shares:  43,845.75

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
              (i)    2,885
              (ii)   3,000
              (iii)  3,000
              (iv)   43,848.75

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
              (i)    I
              (ii)   I
              (iii)  I
              (iv)   I

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
              (i) Reporting Person has an interest in Harmer Mill & Logging Supply Co., which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust
              (ii) Reporting Person has an interest in The R.M. MacTarnahan Trust, which is a beneficiary of options held by the
                     MacTarnahan Portland Brewing Company Voting Trust (4)
              (iii)  Reporting Person has an interest in The Ruth A. MacTarnahan
                     Trust, which is a beneficiary of options held by the
                     MacTarnahan Portland Brewing Company Voting Trust (4)
              (iv) Reporting Person has an interest in MacTarnahan Limited Partnership, which is a beneficiary of warrants held by the MacTarnahan Portland Brewing Company Voting Trust


Explanation of Responses:


(1) The shares of Common Stock of Portland Brewing Company were acquired by Electra Partners, Inc. and Portland Brewing Building, L.L.C. ("PBB") in exchange for real property having an assessed value of $868,140.

(2) Harmer Mill & Logging Supply Co. is a member and 38.712% owner of PBB, and is deemed to beneficially own 1,120,243.2 shares of Common Stock of Portland Brewing Company owned in the name of PBB, which represents Harmer Mill & Logging Supply Co.'s proportional interest in the shares owned by PBB.

(3) MacTarnahan Limited Partnership is a member and 34.271% owner of PBB, and is deemed to beneficially own 991,730.1 shares of Common Stock of Portland Brewing Company owned in the name of PBB, which represents Harmer Mill & Logging Supply Co.'s proportional interest in the shares owned by PBB.

(4) Since the reporting person's last report, voting trust certificates of the MacTarnahan Portland Brewing Company Voting Trust representing 456,831 shares of Common Stock and options to purchase 6,000 shares of Common Stock previously held by The MacTarnahan Family Trust have been distributed equally to the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust.

(5) The Series A Preferred shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Ownership of the Series A Preferred Stock is being voluntarily reported.

                            /s/ Robert M. MacTarnahan             09/07/01
                            --------------------------------   --------------
                            Robert M. MacTarnahan
                            ** Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.